PRIMERO TO RELEASE SECOND QUARTER 2015 RESULTS ON AUGUST 5, 2015

Toronto, Ontario, July 2, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that it plans to release its second quarter 2015 operating and financial results before the market opens on Wednesday, August 5, 2015. A conference call will also be held on the same day at 10:00 am ET to discuss second quarter operating and financial results.

Participants may join the call by dialing North America toll free 1-888-789-9572 or 416-695-7806 for calls outside Canada and the U.S., and entering the participant passcode 4302651.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/6387.

A recorded playback of the second quarter 2015 results call will be available until November 2, 2015 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 4302651.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com